Exhibit 99.9

LEASE	NET, MULTI-TENANT. IND

PREMISES:	UNIT 1, 3280 LANGSTAFF ROAD, VAUGHAN, ONTARIO, L4K 5B6

LANDLORD:	N.H.D. DEVELOPMENTS LIMITED

TENANT:	CANNAMED PHARMA INC.

* See Schedule “D” for SPECIAL PROVISIONS.

INDEX

PART 1 - DEMISE AND INTERPRETATION
1.1	Demise
1.2	Schedules
1.3	Basic Principles
1.4	Interpretation

PART 2 - PREMISES

2.1	Occupancy

PART 3 - NET RENT

3.1	Net Rent
3.2	Tenant to. Pay Rent
3.3	Allocations
3.4	Deposits

PART 4 - TENAT'S COVENANT TO PAY OPERATING COSTS, TAXES AND UTILITIES

4.1.1	Intentionally Deleted
4.1.2	Realty Taxes
4.1.3	Sales Taxes
4.1.4	Utilities:
4.1.5	Maintenance Fee

PART 5 - TENANT'S OTHER COVENANTS

5.1.1	Rules
5.1.2	Use of Premises
5.1.3	Damage
5.1.4	Nuisance
5.1.5	Exhibiting Premises
5.1.6	Overholding
5.1.7	Heat
5.1.8	Invoices and Receipts
5.1.9	Water
5.1.10	Compliance with Laws

PART 6 - TRANSFERS

6.1.1	Consent Required
6.1.2	Conditions
6.1.3	No Release
6.1.4	Processing Fee

PART 7 - LANDLORD'S COVENANTS

7.1.1	Quiet Enjoyment
7.1.2	Taxes
7.1.3	Maintenance

PART 8 - INSURANCE

8.1	Landlord's Insurance
8.2	Tenant's Insurance
8.3	Increase in Insurance Premiums
8.4	Cancellation of Insurance
8.5	Mutual Release
8.6	Mutual Indemnity

PART 9 - REPAIRS AND MAINTENANCE

9.1	Landlord. Repairs
9.2	Maintenance and Repairs by Tenant
9.3	Repair Where the Tenant is at Fault
9.4	Tenant Not to Overload Facilities
9.5	Entry by the Landlord
9.6	Landlord's Right to do Work

PART 10 - DAMAGE AND DESTRUCTION

10.1	Destruction of the Premises
10.2	Destruction of the Building

PART 11 - TENANT'S ALTERATIONS

11.1	Alterations to Premises
11.2.	Removal of Fixtures
11.3	Surrender of Premises
11.4	Signs

PART 12 - DEFAULTS

12.1	Landlord May Perform Tenant's Covenants
12.2	Default
12.3	Re-Entry
12.4	Abandoned Tenant Property
12.5	Remedies Generally
12.6	Distress
12.7	Default by Landlord
12.8	Effect of Termination
12.9	Accord and Satisfaction

PART 13 - LANDLORD'S TITLE

13.1	Condemnation
13.2	Expropriation
13.3	Assignment of Landlord's Interest in Lease
13.4	Priority of Lease
13 5	Liens
13.6	Registration
13.7	Landlord's Alterations

PART 14 - GENERAL

14.1	Non-Waiver
14.2	Force Majeure
14.3	Entire Agreement
14.4	Public Policies
14.5	planning Act
14.6	Notice
14.7	Severability
14.8	Counterparts
14.9	Certificates
14.10	Amendments
14.11	No Offer
14.12	Joint and Several
14.13	Enurement
14.14	Authorizations
14.15	Trustees
14.16	Construction

PART 15 - INDEMNITY

15.1

Multi-Tenant, Industrial - April, 2009

KEY ITEM INDEX

LANDLORD:	N.H.D. DEVELOPMENTS LIMITED

TENANT:	CANNAMED PHARMA INC.

* See Schedule "D" for SPECIAL PROVISIONS.

1.	PREMISES AND BUILDING

Unit 1, 3280 Langstaff Road, Vaughan, Ontario, L4K 5B6

2.	TERM

Ten (10) years commencing on December 1, 2013, and ending on November 30, 2023.

3.	SQUARE FOOTAGE OF THE PREMISES

40,500 square feet

4.	USE

Warehouse/manufacturing of pharmaceutical grade cannaboids, laboratories and offices.

5.	(a) NET RENT

December 1, 2013 to November 30, 2018	$5.50
December 1, 2018 to November 30, 2020	$6.00
December 1, 2020 to November 30, 2023	$6.25

per square foot per annum.

Annual Net Rent, based upon square footage in Item 3:

		MONTHLY
		INSTALLMENTS

December 1, 2013 to November 30, 2018	$222,750.00	$18,562.50
December 1, 2018 to November 30, 2020	$243,000.00	$20,250.00
December 1, 2020 to November 30, 2023	$253,125.00	$21,093.75

(b)	MAINTENANCE FEE

$1.00 per square foot per annum.

(C)	MAINTENANCE FEE ADJUSTMENT DATE

September 30, 2014

6.	ADDRESS AND PARTY TO WHICH RENT IS TO BE PAID

PARTY:	N.H.D. DEVELOPMENTS LIMITED

ADDRESS:	3700 Steeles Avenue West
Suite 800, Vaughan, Ontario, L4L 8M9

7.	RENT DEPOSIT

(a)	$33,443 .59

(b)	$36,305.90

(c)	$36,305.90

9.	TENANT'S ADDRESS FOR SERVICE PRIOR TO COMMENCEMENT DATE

1165 Creditstone Road, Unit 1, Vaughan, Ontario

10.	MONTHLY CHARGES FOR REGULAR ITEMS OF ADDITIONAL RENT FOR 2013 CALENDAR YEAR

TAXES: $7,661.25 (based upon one-twelfth of the estimated Taxes)

MAINTENANCE FEE: $3,375.00 (until adjustment on January 1, 2015)

HST EXIGIBLE ON NET RENT, MAINTENANCE FEE AND TAXES: $3,847.84

SCHEDULES:

"A"	- Premises
"B"	- Definitions
"C"	- Rules
"D"	- Special Provisions
"E"	- Office - Ground Floor
"E-l"	- Office - Mezzanine Floor
"F"	- INTENTIONALLY DELETED

Multi-Tenant, Industrial - April, 2009

LEASE	NET, MULTI-TENANT. IND

THIS LEASE, made on the 27th day of September, 2013

BETWEEN:

N.H.D. DEVELOPMENTS LIMITED

(hereinafter called the "Landlord")

OF THE FIRST PART;

- and -

CANNAMED PHARMA INC.

(hereinafter called the "Tenant")

OF THE SECOND PART:

PART 1 - DEMISE AND INTERPRETATION

1.1	In consideration of the rents, covenants and agreements which the Tenant has agreed to pay, observe and perform, the Landlord hereby leases and demises the Premises to the Tenant for the Term at the rent and upon the other, terms and conditions of this Lease.

1.2	The Key Item Index and all Schedules to this Lease form part of this Lease. In the event of any conflict between the terms of this Lease and the terms of Schedule "D", the terms of Schedule “D“ shall apply to the extent of the conflict.

1.3	This Lease is a business agreement in respect of the leasing of real property. Each party agrees to act in good faith and in a commercially reasonable manner in accordance with this Lease in enjoying and performing its rights and obligations in this Lease and where the consent or approval by a party is required regarding any matter, such approval shall not, unless otherwise specified herein, be unreasonably withheld or delayed. It is agreed that this Lease shall be an absolutely net lease for the Landlord and that Rent shall be received by the Landlord free of any cost or obligation concerning the Building or the Common Areas, unless specified in this Lease. Each provision of this Lease applicable to each party although not expressed as a covenant shall be construed to be a covenant of such party for all purposes and each party covenants to perform its covenants hereunder.

1.4	This Lease shall be construed in accordance with the Laws of the Province of Ontario and of Canada to the extent that the laws of Canada are applicable. The parties attorn to the exclusive jurisdiction of the courts of Ontario to deal with all actions in respect of this Lease. The section headings of this Lease and the Table of Contents, if any, have been inserted for convenience of reference only and they shall not be referred to in the interpretation of this Lease. This Lease shall be read with all changes of gender and number required by the context. Time shall be of the essence of this Lease and each of the provisions hereof.

PART 2 - PREMISES

2.1	The Tenant has satisfied itself that the use permitted by this Lease conforms to all existing Laws and agrees that its covenants and obligations herein contained shall not be affected in the event it is or hereafter becomes disentitled, in whole or in part, from carrying or the aforesaid use in or upon the Premises.

PART 3 - NET RENT

3.1	From and after the Commencement Date, the Tenant shall pay to the Landlord an annual net rent (hereinafter referred to as "Net Rent") calculated at the rate(s) set forth in paragraph 5(a) of the Key Item Index.

Net Rent so calculated shall be payable in equal monthly installments in advance on the first day of each month. If the Commencement Date is not the first day of a month, or the Term expires on a day which is not the last day of a month, the first or last installment of Net Rent as the case may be shall be payable on the Commencement Date for the broken portion of the month at the beginning of the Term, or the first day of the month for the broken period at the end of the Term, calculated at a per diem rate of l/365th of the then annual Net Rent.

At the Landlord's request, the Tenant agrees to make payments of all Rent due under the Lease by way of automatic debit from the Tenant's bank account and to execute and deliver either concurrently with the Lease or within three (3) business days following the, request therefor, such documentation as may be required by the Landlord and its bank in order to effect payment of Rent by automatic debit.

3.2	The Tenant covenants to pay Rent without any deduction, abatement or set off except as specified in this Lease, without any prior demand therefor. All Rent in arrears shall bear interest at the Prescribed Interest Rate from the date on which the same became due until the date of payment. All Rent shall be paid by the Tenant to the party and at the address in Key Item 6 or to such other person or at such other place in Canada as the Landlord or the Manager may designate in writing from time to time. In the event that any cheque drawn in favour of the Landlord by the Tenant is not honoured by the Tenant's bank, the Tenant shall, in addition to providing the Landlord a certified cheque to replace the cheque not honoured, pay to the Landlord its N.3.F. cheque fee in the amount of Fifty Dollars ($50.00).

Multi-Tenant, Industrial - April, 2009

3.3	The Landlord shall in determining, apportioning, attributing or allocating any amount, cost or expense, do so on a reasonable basis. The Landlord may retain appropriate professional advice, including, without limitation, the advice of engineers, accountants and lawyers to assist and advise it in determining, apportioning, attributing or allocating an amount, cost or expense, and the Tenant's Proportionate Share of the cost of such advice shall be payable as Additional Rent;

3.4	DEPOSITS

Upon execution of this Lease the Tenant shall deposit with the Landlord a deposit in the amount set forth in Key. Item 7(a) on account of the Rent to be paid during the first month of the Term, a security deposit in the amount set forth in Key Item 7(b) (hereinafter referred to as the “Security Deposit”) to be held by the Landlord, as security for the faithful performance of the Tenant of all of its obligations contained in this Lease and a deposit in the amount set forth in Key Item 7(c) on account of the Rent payable by the Tenant during the last month of the Term. The Landlord may, at its option, in addition to any other rights and remedies which it may have, use, apply or retain the whole or any part of the Security Deposit to the extent required to rectify any default of the Tenant under this Lease and, in the event it does so, the Tenant shall replenish game upon demand from the Landlord. Upon expiry of the Term, the Landlord’ shall return to the Tenant the balance of the Security Deposit remaining after application of the Security Deposit towards rectification of any default by the Tenant of its obligations contained in this Lease.

PART 4 - TENANT'S COVENANT TO PAY MAINTENANCE COSTS, TAXES AND UTILITIES

4.1	The Tenant shall pay:

.1	Intentionally Deleted;

.2	to the Landlord the Realty Taxes imposed or assessed against the Premises or any part thereof, or against the Landlord on account of the Premises, its use or occupation. If no separate assessment notice is issued for the Premises, the Landlord may allocate the amount of the assessment attributable to the Premises in a manner it considers equitable and its assessment shall form the basis of the Tenant's liability for Realty Taxes;

Prior to the commencement of each calendar year during the Term, the Landlord will estimate the proportion of Realty Taxes for the next calendar year attributable to the Premises and the Tenant will pay one-ninth of the estimated amount in nine consecutive, monthly installments, payable on the first day of each of the first nine months of the ensuing calendar year. Notwithstanding the foregoing, it is hereby agreed that:

(a)	if this Lease is not a renewal lease and the Term commences on a day other than January 1, the Tenant shall pay, for the period of the Term commencing on the Commencement Date and ending upon the last day of December of the year in which the Term has commenced, one-twelfth of the estimated amount of the Realty Taxes (pro-rated to reflect the portion of the calendar year that the Tenant is to be in occupation of the Premises) in equal monthly installments on the first day of each month during such period; and

(b)	if on any payment date the Landlord has not received from the Tenant sufficient tax installments to pay the actual amount of the Realty Taxes attributable to the Premises then owing, the Tenant shall forthwith, upon demand, pay to the Landlord the amount of the deficiency.

where Realty Taxes are estimated by the Landlord all necessary adjustments will be made when the final tax bills for the year in question have been received;

.3	any Sales Taxes upon demand. The Landlord shall, upon the request and at the cost of the Tenant, prepare and execute such forms as may be necessary to establish the amount that the Tenant has paid to the Landlord under this section;

.4	directly to the appropriate authorities when due all charges for Utilities used upon or in respect of the Premises and for fittings, machines, apparatus, meters or other things leased in respect thereof and for all work or services performed by any person in connection with such Utilities or equipment. Notwithstanding the foregoing, if the Landlord elects to purchase any Utility for the Building itself and then sell same to the tenants of the Building, or if the Landlord appoints a particular supplier or suppliers as the exclusive supplier or suppliers of a Utility to the Building, the Tenant shall satisfy all of its needs for such Utility through the Landlord or its appointed supplier or suppliers, as the case may be, provided that, in no event shall the Tenant be required to pay more for any such Utility than: it would otherwise be required to pay if it obtained same as a single consumer, and in no event shall the Landlord be accountable to the Tenant for any profit, rebate or other form of compensation realized by the Landlord from any such arrangement;

Multi-Tenant, Industrial - April, 2009

.5	the Maintenance Fee specified in paragraph 5(b) of the Key Item Index in equal monthly installments in advance on the first day of each month. Notwithstanding the foregoing, the parties agree that during the Term the Maintenance Fee shall be increased effective on the first day of the month of January next following the day set forth in paragraph 5(c) of the Key Item Index and each anniversary thereof to reflect any percentage increases in the C.P.I. during the one-year period immediately preceding the date set forth in paragraph 5(c) of the Key Item Index or the then most recent anniversary thereof, as the case may be, and

.6	all development charges and other costs payable to any governmental authority as a result of the installation in the Premises of any racking, mezzanine or other improvement which is not part of the Base Standard (as such term is defined for the purposes of Section 8 of this Lease) whether same was, or is to be, installed by the Tenant or by the Landlord on behalf of the Tenant.

PART 5 - TENANT'S OTHER COVENANTS

5.1	The Tenant covenants with the Landlord that it shall:

.1	observe, and ensure that all of its Invitees observe, the Rules;

.2	use the Premises only for the purpose set out in paragraph 4 of the Key Item Index and for no other purpose. The Tenant shall not use or permit or suffer the use of the Premises or any part thereof to generate, manufacture, refine, treat, transport, store, handle, dispose of, transfer, produce or process any Hazardous Substances except in strict compliance with all applicable Laws, including, without limitation, environmental, land use, occupational, health and safety laws, regulations, requirements or permits, and only if the use of such Hazardous Substances are Incidental and necessary for the conduct of the Tenant's business in compliance with the use permitted in this section and do not form a main activity of the Tenant's business. Without limiting the generality of the foregoing, the Tenant shall not use the Premises as a waste disposal site or accept waste from outside of the Premises for transfer, temporary storage or any other reason whatsoever. The Tenant shall indemnify and save harmless the Landlord from any liability or cost arising from any Hazardous Substances brought in, or upon, the Common Areas or the Building after the Commencement Date by the Tenant or its Invitees (including, without limitation, the cost of any investigations required to determine the extent and nature of any possible damage to the Premises or the Building arising from the apparent existence of Hazardous Substances at any time during the Term and the removal or clean up of same);

.3	not do or allow any act of waste, damage or injury to the Building or the Common Areas or any fixtures, improvements, alterations, additions or equipment in or upon the Building or the Common Areas and that the Tenant shall not bring into the Building or the Common Areas any item that by reason of its weight, size or operation might damage same;

.4	shall not do, or allow any of its Invitees to do, anything in the Premises, the Building or on the Common Areas that may be dangerous, offensive or may be a nuisance to the Landlord or any other tenants or their subtenants, assigns, licensees or Invitees. The use permitted by this Lease shall not constitute a nuisance provided the Tenant complies with all Laws and the rules and regulations of all utility authorities in force from time to time in respect of the environment, the Tenant's business and operations, the condition, equipment, maintenance, use, environment or occupation of the Premises and the Tenant hereby covenants to comply with all such Laws;

.5	permit the Landlord or its agents or servants to enter the Premises from time to time during the last six (6) months of the Term at reasonable hours to exhibit the Premises to prospective tenants;

.6	if it continues to occupy the Premises beyond the date on which the Term expires with the written consent of the Landlord the tenancy resulting shall be a monthly tenancy only and shall be subject to the same terms and conditions of this Lease, except as to the length of the Term, any inducements and the Net Rent. The Tenant agrees to pay during such monthly tenancy Net Rent in an amount which is 150% of the Net Rent payable under this Lease for the last month of the Term, and the acceptance of Rent in any other amount by the Landlord shall not in any way renew this Lease as a yearly tenancy. Where the Landlord does not consent in writing to occupation of the Premises by the Tenant beyond the date on which the Term expires the Tenant's occupation can be terminated at any time after six (6) month's prior notice to the Tenant and until such termination takes place the Tenant shall occupy

Multi-Tenant, Industrial - April, 2009

.7	heat the Premises in a reasonable manner and at its own expense to a sufficient temperature at all times so that the Premises and its installations shall not be damaged by frost or cold;

.8	deliver promptly to the Landlord if the Landlord makes a written request therefor, copies of all invoices respecting any item which it is the Tenant’s obligation to pay pursuant to this Lease and evidence of payment of same;

.9	at its sole cost and expense, comply with all Laws which relate to the Premises or to the making of any repairs, replacements, alterations, additions, changes, substitutions or improvements of or to the Premises. The Tenant agrees that all such repairs, replacements, alterations, additions, changes, substitutions or improvements shall forthwith become the property of the Landlord and the Tenant will comply with all police, fire and sanitary regulations imposed by any governmental, provincial and municipal authorities or made by any insurance underwriters and shall observe and obey all governmental and municipal regulations and any other requirements governing the conduct of any business in or upon the Premises; and

.10	operate its business in compliance with all Laws and, except to the extent that the Landlord has expressly agreed to do so pursuant to this Lease, maintain the Premises in accordance with all Laws.

PART 6 – TRANSFERS

6.1.1	The Tenant acknowledges that the Landlord agreed to enter into this Lease as a result of the business and personal characteristics of the original Tenant and its acceptability to the Landlord. It is agreed by the Tenant that if a Transfer is proposed, the Landlord is entitled to determine if the proposed transferee and its use is reasonably acceptable to the Landlord and the Tenant covenants that no Transfer affecting the Tenant, this Lease, the Premises or the business of the Tenant at the Premises shall be permitted or effective until the Landlord’s written consent to the Transfer is delivered to the Tenant. The Tenant shall deliver to the Landlord its written request for consent to a Transfer together with copies of the proposed Transfer documents and shall provide the Landlord with full particulars or the proposed. Transfer and the business and financial responsibility and standing of the proposed transferee;

.2	It shall be deemed reasonable for the Landlord to require as a condition of its consent to a Transfer that the proposed transferee agree with the Landlord to assume and perform each of the covenants, obligations and agreements of the Tenant in this Lease by executing a written agreement to do so in the form required by the Landlord.

The Landlord shall have a reasonable time to consider any request for its approval of a Transfer which in no event shall be less than fifteen (15) days from the date upon which the Landlord has received the last of the Tenant’s request, all of the information it requires to make its decision, and the processing fee referred to in section 6.1.4;

.3	No Transfer or other disposition by the Tenant of this Lease or of any interest under this Lease, shall release the Tenant from the performance of any of its covenants under this Lease and the Tenant shall continue to be bound by this Lease. If this Lease is disclaimed or terminated by any trustee in bankruptcy of any transferee of this Lease or repudiated by any transferee or its trustee pursuant to the Bankruptcy and Insolvency Act (Canada) or any successor legislation thereto, the original Tenant named in this Lease, upon notice from the Landlord shall enter into a lease with the Landlord upon the same terms and conditions as contained herein except for the duration of the term which shall commence on the date of such disclaimer or termination and which shall expire on the date this Lease would have expired if such disclaimer or termination had not occurred. The liability of the Tenant in this Section 6.1.3 shall continue during the Term and during any period during which it is extended pursuant to any right to extend granted to the Tenant pursuant to this Lease; and

.4	Prior to the Landlord delivering any requested consent, the Tenant shall pay to the Landlord by certified cheque a processing fee of Five Hundred ($500.00) Dollars for each request by the Tenant for consent to Transfer. In the event that the Landlord’s cost of processing the request (including, without limitation, its legal fees and disbursements) exceeds the processing fee, the excess shall be paid by the Tenant to the Landlord upon demand.

Multi-Tenant, Industrial - April, 2009

PART 7 - LANDLORD’S COVENANTS

7.1	The Landlord covenants with the Tenant as follows:

.1	the Landlord covenants with the Tenant for quiet enjoyment, and that the Landlord shall perform and observe all covenants in this Lease required to be performed and observed by it;

.2	that the Landlord will pay promptly when due all taxes, rates, duties, levies and assessments properly charged against the Building and the Common Areas or against the Landlord in respect of the Building or the Common Areas subject to the Landlord’s right to postpone, contest or appeal payment of any such taxes, rates, duties, levies or assessments. This provision shall in no way be interpreted so as to relieve the Tenant from its obligations to pay Realty Taxes or any other taxes chargeable to the Tenant under this Lease;

.3	to maintain, manage and operate the Building and the Common Areas, including, without limitation, the following; exterior painting, snow removal, landscaping, fencing, lighting, roofing repairs, paving repairs and any work required to be carried out by any duly constituted government authority which is not a result of the Tenant’s use or occupation of the Premises;

.4	that the Tenant shall have rights, of ingress and egress over the Common Areas in common with other tenants of the Building subject to any restrictions in the Rules; and

.5	The Landlord covenants that the premises and building are free from any environmental contaminants, including but not limited to items containing asbestos and/or PCB’s. The Landlord further covenants that should contaminants be contained on the premises or within the building upon, the occupancy date that the Landlord shall arrange for removal of said contaminants. The occupancy date shall be adjusted according to the delay, if any, caused by the removal of any and all contaminants with no charge to the Tenant.

PART 8 - INSURANCE

8.1	The Landlord shall take out and maintain with respect to the Building:

.1	commercial general liability insurance;

.2	building insurance for those risks covered by the standard commercial building broad form which insurance shall only cover items in the Premises to the extent same constitute part of the Base Standard or were installed by the Landlord at its own expense, pursuant to its obligations in this Lease;

.3	boiler and machinery insurance on the standard comprehensive form on its equipment, including roof-top equipment and electrical installations; and

.4	loss of rental, income insurance, including loss of all rentals receivable from tenants in the Building, including amounts payable by tenants to the Landlord as Additional Rent.

The Landlord, acting reasonably, shall determine all policy terms including deductibles and shall be entitled to maintain such other insurance as it considers advisable. Nothing contained herein shall require the Landlord to maintain any insurance with respect to any loss, injury or damage required to be insured against by the Tenant or with respect to Tenant Property. The proceeds of the Landlord’s insurance shall belong to the Landlord.

8.2	The Tenant shall, at all times, maintain:

.1	commercial general liability insurance against personal and bodily injury, including death, and property damage, with respect to the Tenant’s business and the Premises and the use and occupancy thereof, on an occurrence basis to such limits’ as the Landlord, acting reasonably, requires from time to time, but in any event not less than Five Million ($5,000,000.00) Dollars for any one occurrence;

.2	insurance with coverage for those risks covered by the standard commercial property broad form and/or commercial building broad form fully covering the Premises and Leasehold Improvements (to the extent not covered by the Landlord’s Insurance) and the Tenant Property. The insurance required by this section 8.2 shall be for 100% of the current replacement cost and shall be subject only to deductibles and exclusions as the Landlord, acting reasonably, may approve;

.3	business interruption insurance including loss of profits in an amount sufficient to prevent co-insurance penalties for under-insurance; and

.4	such other forms of insurance, including boiler and machinery insurance (in respect of Such equipment installed or brought upon the Premises or the Lands appurtenant thereto by the Tenant) and pollution liability insurance, as the Tenant or the Landlord or any mortgagee of the Building, acting reasonably, requires from time to time in form, in amounts and for insurable risks against which a prudent tenant would insure.

Multi-Tenant, Industrial - April, 2009

All insurance to be effected by the Tenant shall be in amounts and upon terms which the Landlord shall from time to time, acting reasonably, determine to be sufficient and shall be with an insurer reasonably acceptable to the Landlord. Such insurance shall provide that the Landlord is to be given at least thirty (30) days’ written notice of any cancellation or change in the terms of coverage and shall include the Landlord as an additional named insured and contain cross-liability and severability of interest provisions, as applicable. The Tenant shall, from time to time upon demand by the Landlord, provide to the Landlord certificates or other proof reasonably required by it to establish that the Tenant has insurance in effect which complies with the terms of this section 8.2. If the Tenant fails to insure, to file proof thereof, or if the Landlord receives notice of any cancellation of the Tenant’s insurance, the Landlord may, but in no event shall it be obligated to, effect such insurance. In the event that the Landlord does effect such insurance, the Tenant shall pay to the Landlord on demand the amount of any premiums paid therefor. If this Lease expires or is terminated at a time when the Premises or Leasehold Improvements are damaged or destroyed as a result of a peril required to be insured against by the Tenant, the Tenant shall pay to the Landlord free of any encumbrance, an amount equal to the proceeds of insurance which it would have received if it had maintained the insurance required hereunder with respect to such damage or destruction.

8.3	Subject to the Tenant’s use provided for in Section 4 of the Key Item Index, the Tenant shall not, by act or omission, permit anything to be done, in or upon the Building or the Common Areas, which could impair or invalidate any policy of insurance on the Premises or the Building or any part thereof or which could result in the premium for any such policy being increased. In the event of a breach of this section 8.3 by the Tenant, it shall promptly after the receipt of notice from the Landlord specifying the nature of its default, at the option of the Landlord, take such steps as are necessary to remedy the breach, pay the full amount of any such increase, or both. In the event of the non-renewal, cancellation or a threatened cancellation of any such policy, the Landlord shall have the right to immediately enter upon the premises and take reasonable steps to remedy the breach and recover the cost of doing so from the Tenant.

8.4	If the cause of any threatened cancellation of insurance referred to in section 8.3 cannot be remedied in time to prevent the non-renewal or cancellation of insurance the Landlord shall be entitled to terminate this Lease effective upon written notice to the Tenant.

8.5.1	The Landlord and the Tenant hereby remise, release, and forever discharge the other from all actions, manner of actions, causes of actions, claims, suits and obligations which it has, or may hereafter have against the other for or concerning, or by reason of, or in any way connected with or arising out of, or in consequence of, an occurrence in respect of which the releasing party has insurance. For greater certainty, it is hereby stipulated that the within release shall apply whether or not the claim being released was a result of the negligence of the released party or of any person for whom it is responsible in law.

.2	Notwithstanding anything else herein contained, the benefit of the release contained in section 8.5.1 cannot be claimed by any party which has not maintained the insurance that it is required to maintain in force pursuant to this Lease, and the release shall not, in any circumstance, apply to the excess of any claim above and beyond the limits of insurance that the releasing party is required to maintain in force pursuant to this Lease.

For greater certainty, it is hereby stipulated that the release referred to in Section 8.5.1 shall apply to the Invitees of the party being released, and to the deductible paid by the releasing party pursuant to any policy of insurance held by it pursuant to the terms of this Lease, to the intent and effect that the releasing party cannot claim reimbursement for the deductible from any other party hereto.

.3	Nothing contained in this section 8.5 shall affect the liability of the Landlord and the Tenant to a third party and each of the Landlord and the Tenant shall be entitled to full indemnity and contribution from the other to the extent of the other’s fault or negligence respecting a claim brought by a third party against it.

.4	For the purposes of this section 8.5 only, the Landlord shall include the Manager (if any) to the intent and effect that the Manager shall benefit from the release being provided to the Landlord pursuant to this Section 8.5.

8.6	To the extent not released under section 8.5, each party shall indemnify and save harmless the other from all claims, demands, causes of action, liabilities, damages, losses or expenses (hereinafter in this section 8.5 to be collectively referred to as the “Liabilities”) arising out of or occasioned by:

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.1	any breach by an indemnifying party of any covenant or condition, or term of this Lease;

.2	any lien on the Building or the Common Areas for which it is responsible; and

.3	an act, default or the negligence of an indemnifying party, its officers, agents, servants, employees, contractors, customers, invitees or licensees.

For greater certainty, it is agreed by each of the parties that, notwithstanding anything else contained in this Lease, the obligations contained in this section 8.6 shall survive the expiration or earlier termination of this Lease.

PART 9 - REPAIRS AND MAINTENANCE

9.1	The Landlord shall at its sole cost and expense, subject to section 9.2 and Part 10, maintain and repair, or cause to be maintained and repaired, as would a prudent owner of a reasonably similar industrial building, the structure of the Building, including, without limitation, the foundations, exterior wall assemblies including weather walls, sub floor, roof structure, bearing walls, and structural columns and beams of the Building.

9.2	The Tenant shall:

(a)	at all times at its expense maintain, the whole of the Premises, including without limitation, all interior partitions, permitted exterior signs, doors, fixtures, shelves, equipment and appurtenances thereof and improvements thereto (including without limitation, all electrical, mechanical (including, without limitation, dock levellers), lighting, wiring, plumbing fixtures, heating, air-conditioning and ventilation equipment and other equipment) in good order, first-class condition and repair (which shall include, without limitation, periodic painting and decoration), as determined by the Landlord, and the Tenant shall make all needed repairs and replacements with due diligence and dispatch;

(b)	replace any glass broken on the Premises including outside windows and doors on the perimeter of the Premises;

(c)	Keep in force at times during the Term servicing contracts with licensed contractors for the service and maintenance of heating units, air-conditioning units, furnaces (hereinafter referred to collectively as “HVAC Units”), electrical mains and any pressure vessels in use by the Tenant in. the Premises, such contracts to be on industry standard terms, and to provide the Landlord with copies thereof upon demand. In the event that, during the Term any of the HVAC Units require replacement, the Tenant shall install a new unit at its own expense. Upon the expiration or other termination of this Lease and prior to the return of the Security Deposit, the Tenant shall deliver to the Landlord a certificate issued by a licensed service contractor indicating that all HVAC Units are in a good state of maintenance and repair and are suitable for operation in accordance with all Laws and the rules and regulations of all applicable utility authorities;

(d)	notify the Landlord, in writing, of any defect or deficiency in, malfunction of, or damage to, the Premises or any equipment or Utilities therein immediately after same comes to the attention of the Tenant;

9.3	Notwithstanding anything else contained herein, if the Building or the Common Areas or any part thereof, or any equipment, machinery, facilities or improvements contained therein or made thereto, or the roof structure or outside walls of the Building or any other structural portions thereof require repair or replacement or become damaged or destroyed through the particular use of the Premises by the Tenant, or the negligence, carelessness or misuse of the Tenant or its Invitees, or by such persons in any way stopping up or damaging the HVAC Units, water pipes, drainage pipes or other equipment or facilities or parts of the Building or the Common Areas, the cost of repair shall be paid by the Tenant to the Landlord as Additional Rent within five (5) days after presentation of an account of such costs incurred by the Landlord.

9.4	The Tenant will not install any equipment which will exceed or overload the capacity of any utility, electrical or mechanical facilities in the Premises and the Tenant will not bring into the Premises or install any utility, electrical or mechanical facility or service which the Landlord does not approve. The Tenant agrees that if any equipment installed by the Tenant requires additional utility, electrical or mechanical facilities, the Landlord may, in its sole discretion, if they are available, elect to install them at the Tenant’s expense and in accordance with plans and specifications to be approved in advance in writing by the Landlord.

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9.5	The Landlord, its employees, contractors and agents shall be entitled to enter the Premises for any purpose permitted or contemplated by this Lease including, without limitation, to effect any repair required or permitted to be made by the Landlord, to effect any repair which is the responsibility of the Tenant and which it fails to make when required, to view the state of repair and maintenance of the Premises, to confirm that the Tenant is complying with its obligations hereunder (including, without limitation, the Tenant’s obligations respecting Hazardous Substances and compliance with Laws, in respect to which the Landlord shall be entitled to conduct an environmental audit or any further testing required to ensure such compliance) or to obtain information for plans, provided that such entry is made upon reasonable notice to the Tenant. In exercising its rights under this section 9.5 the Landlord shall take reasonable efforts to minimize the interference with the conduct of the Tenant’s business.

9.6	The Landlord shall have the right to use, install, maintain, repair or replace conduits, columns and pipes, wires, ducts and other installations in, under or through the Premises, and the walls, ceilings and floors of the Premises for or in connection with the supply of any services, support or Utilities to the Premises or to any part of the Building and the right to do such work in the Premises as may be necessary in connection with the foregoing rights or to preserve or protect the Premises or the Building.

PART 10 - DAMAGE AND DESTRUCTION

10.1	(a)	If the Premises are destroyed or damaged (including, without limitation, smoke and water damage) as a result of fire, the elements, accident or other casualty required to be insured against by the Landlord pursuant to this Lease pursuant to section 8.1 herein or otherwise insured against by the Landlord and not caused by the Tenant, and if as a result of such occurrence:

(i)	the Premises are rendered wholly or partially untenantable, this Lease will continue in full force and effect and the Landlord shall, subject to subsections 10.1 (b) and 10.2(a), commence diligently to restore the Premises to the Base Standard (hereinafter in this Part 10 to be referred to as the Landlord’s Restoration Work) and Rent will abate entirely or proportionately, as the case may be, in proportion to the area of the Premises’ rendered untenantable from the date of the destruction or damage until the Landlord has completed the Landlord’s Restoration Work. Notwithstanding the foregoing, Rent Will not abate to the extent that the Landlord’s proceeds loss of rental income insurance are reduced by any failure by the Tenant to comply with its obligations in this Lease;

(ii)	the Premises are not rendered untenantable in whole or in part, the Lease will continue in full force and effect, the Rent will not abate and the Landlord shall, subject to subsections 10.1(b) and 10.2(a), commence diligently to carry out the Landlord’s Restoration Work.

(b)	Notwithstanding subsection 10.1(a), if the Premises are damaged or destroyed by any cause whatsoever, and if, in the opinion of the Landlord, acting reasonably, the Premises cannot be rebuilt or made fit for the use provided for in this Lease within one hundred and fifty (150) days of the damage or destruction either party may, at its option, elect to terminate this Lease, by giving to the other, within thirty (30) days after such damage or destruction, notice of termination, and thereupon Rent will be apportioned and paid to the date of such damage or destruction.

(c)	Upon the Tenant being notified in writing by the Landlord that the Landlord’s Restoration Work has been substantially completed, the Rent shall re-commence and the Tenant will forthwith complete the work necessary to restore the Premises to the condition existing prior to the damage or destruction (the Tenant’s Restoration Work”) and all other work required to fully restore the Premises for business.

(d)	Notwithstanding the foregoing, the Landlord shall be entitled to change the specifications of the Base Standard as same existed prior to such damage of destruction, provided that the Premises, as re-built, will have reasonably similar facilities and services to those in the Premises prior to the damage or destruction having regard, however, to the age of the Building at such time.

10.2	(a)	Notwithstanding the provisions of section 10.1, if twenty-five percent (25%) or more of the area of the Building is damaged or destroyed by any cause whatsoever (irrespective of whether the Premises are damaged or destroyed) then, the Landlord may, at its option (to be exercised by written notice to the Tenant within thirty (30) days following such damage or destruction), elect to terminate this Lease. In the case of such election, the Term and the tenancy hereby created will expire upon the thirtieth (30th) day after such notice is given, without indemnity or penalty payable by, or any other recourse against, the Landlord, and the Tenant shall within such thirty (30) day period, vacate and surrender the Premises to the Landlord. Rent will be due and payable without reduction or abatement subsequent to the destruction or damage and until the date of termination, unless the Premises have been destroyed or damaged as well, in which event section 10.1 shall apply.

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(b)	If any part of the Building is destroyed or damaged and the Landlord does not elect to terminate this Lease in accordance with subsection 10.2(a), the Landlord shall commence diligently to restore that part of the Building damaged or destroyed, but only to the extent of the Landlord’s responsibilities pursuant to the terms of the various leases for the premises in the Building, and exclusive of any tenant's responsibilities set out therein. If the Landlord elects to restore the Building, or any part thereof, the Landlord may restore according to plans, specifications and working drawings other than those used in the original construction of the Building.

PART 11 - TENANT'S ALTERATIONS

11.1	The Tenant may, at any time, and from time to time, at its expense, paint or decorate the Premises and appurtenances, and make such changes, alterations, additions and improvements as will in the judgment of the Tenant better adapt the Premises for the purpose of its business provided that:

(a)	no water connections and no structural changes, alterations, additions or improvements shall be made without the written consent of the Landlord;

(b)	all changes, alterations, additions and improvements shall comply with all Laws;

(c)	the Tenant shall pay to the Landlord, upon demand, the amount of any increase in Realty Taxes or the cost of the insurance maintained by the Landlord over the Building, to the extent that such increases, are attributable to an action by the Tenant under this paragraph;

(d)	nothing herein shall entitle the Tenant to make any changes to, or installations upon, the roof of the Building;

The Landlord shall be entitled, at any time and without notice to the Tenant, to remove or to rectify, at the expense of the Tenant, any item which was not erected in compliance with this section.

11.2	Leasehold Improvements and fixtures (including, without limitation, trade fixtures which are ''Tenant Property" within the meaning of this Lease) shall become the property of the Landlord upon installation without any compensation being payable by the Landlord to the Tenant therefor. Notwithstanding the foregoing:

(a)	Provided that it is not in default upon the expiration or sooner termination of the Term, the Tenant shall be entitled to remove its trade fixtures which are Tenant Property, provided that it repairs any damage to the Premises or the Building which may be caused by installation or removal of same and restores the premises and the Building to the condition existing prior to their annexation and leaves the Premises in a neat and tidy condition, all of which the Tenant hereby covenants to do. Where Tenant Property which is a fixture is being removed at the request of the Tenant, the Landlord may require that the Tenant post security for the performance of its restoration obligations in this Section; and

(b)	Prior to the expiration or sooner termination of the Term the Tenant shall remove all Leasehold Improvements as are designated by the Landlord (provided that, in no event shall the Tenant be required to remove any leasehold Improvements which form part of the Base Standard) and, if so requested by the Landlord, restore the premises to the Base Standard not later than the expiration or sooner termination of the Term. For greater certainty the Tenant hereby irrevocably acknowledges and agrees that its obligations contained herein shall continue past the end of the current Term contemplated by this Lease and the Base Standard for this Lease shall remain the Base Standard during any extension of the Term or during any subsequent occupation of all or part of the Premises by the Tenant, whether effected pursuant to: (a) a right to extend contained in this Lease; (b) by subsequent agreement, or (c) a new Lease entered into subsequent to this lease by the Landlord and the Tenant (or a successor of the Tenant) respecting all or part of the Premises; in any of the foregoing scenarios it shall remain the Tenant's obligations to restore the Premises to the Base Standard specified in this Lease unless there is explicit language in the subsequent agreement or Lease to the contrary which language makes explicit reference to this Section 11.2.

11.3	The Tenant shall surrender to the Landlord at the end of the Term (whether the Term ends by expiry or other termination) the Premises and all Leasehold Improvements not permitted and not required to be removed, all in good and substantial repair and condition (subject to reasonable wear and tear) in accordance with this Lease, it being agreed by the parties hereto that under no circumstances may the Tenant's obligations hereunder be diminished by reason of the fact that any inability of the Tenant to return the Premises as required by this Lease is a result of wear and tear incidental to the Tenant's particular use of the Premises whether or not same is an approved use pursuant to this Lease. The Tenant shall, prior to the end of the Term, at its cost, remove from the Premises any Hazardous Substances which are or have been located, stored or incorporated in or on any part of the premises by the Tenant and leave the premises in a broomswept condition. This provision shall survive the expiration or earlier termination of this Lease. In the event that the Tenant fails to surrender the Premises as required by this Section, then all costs and expenses of the Landlord in rectifying such default, including, without limitation, lost Rent during any period of rectification, administrative fees and interest on amounts in default provided for in this Lease shall be payable without deduction, abatement, set-off or discount for betterment.

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11.4	The Tenant shall not paint, fix, display, or cause to be painted, fixed or displayed, any sign, picture, advertisement, notice, lettering or decoration on any part of the exterior of the Building or the Common Areas, without in each case, obtaining the prior written approval of the Landlord. All signs erected by the Tenant with the Landlord's approval shall comply with the uniform standards of the Landlord for the Building in respect of size, lettering and location. Any signs or advertising material erected by the Tenant shall be removed by it upon the termination of this Lease and the Tenant shall pay to the Landlord the costs required to repair any damage caused by the erection or removal of such materials. Notwithstanding the foregoing, the Landlord shall be entitled to establish a uniform sign policy for tenants in the building which requires that the Landlord, at its option, shall be entitled to erect all signs and other advertising material in or on the Building, and in the event that such a policy is put into effect by the Landlord, the Tenant agrees to pay the cost of purchasing and installing all signs erected by the Landlord on behalf of the Tenant, which sums shall be payable upon invoice by the Landlord. All signs erected by the Tenant from time to time shall be erected in strict conformance with all Laws.

PART 12 - DEFAULTS

12.1	If the Landlord provides to the Tenant written notice of a default in its obligations contained in this Lease (other than a default respecting the payment of Rent) and the Tenant does not rectify such default within ten (10) days thereafter or if more time is reasonably required to cure the default, the Tenant fails to commence curing the default forthwith upon receipt of the notice of default from the Landlord or thereafter fails to pursue its completion with all reasonable dispatch, the Landlord shall be entitled to remedy such default and the cost to the Landlord of doing so (including an administrative fee of 15% of such costs which shall be deemed to constitute part of the Landlord's costs) together with interest thereon at the Prescribed Interest Rate from the date of default, shall be paid by the Tenant, to the Landlord forthwith upon demand therefor by the Landlord. Nothing in this section 12.1 shall replace or abrogate the Landlord's right to exercise any of its other rights hereunder which rights are in addition to those contained in this section. In the event of an emergency, the Landlord shall be entitled to proceed to remedy a default without first providing notice to the Tenant.

12.2	A default of this Lease shall have occurred if:

.1	the tenant defaults in the payment of any Rent (including, without limitation, any regularly scheduled payment on account of Additional Rent);

.2	the Tenant defaults in the payment of any Additional Rent which is not a regularly scheduled payment of Additional Rent, and the default continues for a period of five (5) days following notice from the Landlord;

.3	the Tenant fails to cure a default under this Lease (other than a default respecting the payment of Rent) within ten (10) days or if more time is reasonably required to cure the default, the Tenant fails to commence curing the default forthwith upon receipt of the notice of default from the Landlord or thereafter fails to pursue its completion with all reasonable dispatch;

.4	any property of the Tenant becomes subject to an execution which remains outstanding for more than ten (10) days; a receiver of any property of the Tenant is appointed; the Tenant or any guarantor or indemnifier of this Lease makes an assignment for the benefit of creditors or makes any assignment or has a receiving order made against it under the Bankruptcy Act and Insolvency Act, or becoming bankrupt or insolvent makes application for relief under the provisions of any statute now or hereafter in force concerning bankrupt or insolvent debtors, or any action whatever, legislative or otherwise, is taken with a view to the winding up, dissolution or liquidation of the Tenant or any guarantor or indemnifier of this Lease;

.5	any insurance policy of the Tenant or the Landlord is cancelled or not renewed by an insurer by reason of the use or occupation of the premises;

.6	the Tenant makes any bulk sale or removes any substantial part of the Tenant Property from the Premises other than pursuant to a permitted Transfer or by reason of same no longer being required for the conduct of the Tenant's business provided that other Tenant Property of equal or greater value and utility is contemporaneously substituted therefor;

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.7	the Tenant defaults in its obligations in any other lease between the Landlord and the Tenant;

.8	re-entry is permitted under any other provision of this Lease or in law.

12.3	In the event of the occurrence of a default as defined in section 12.2.4, at the option of the Landlord the Term shall become forfeited and void, and the Landlord may without notice or any form of legal process whatsoever forthwith re-enter the Premises, anything contained in any statute or law to the contrary notwithstanding, and may expel all persons and remove all property from the Premises. In addition to the foregoing, in the event of a default described in Section 12.2.4, the Landlord shall be entitled to receive the then current month's Rent together with Rent for the three (3) months next ensuing which shall immediately become due and payable.

12.4	a) If upon the expiration of the Term, or within fourteen (14) days after termination of the Term by reason of default or other reason, the Tenant has not removed from the Premises all Tenant Property which it is permitted to remove, such Tenant Property shall notwithstanding;

i)	any Laws (including, without limitation, Common Law);
ii)	any protestations of the Tenant to the contrary, written or otherwise;
iii)	any discussions or negotiations between the Landlord and the Tenant or any other party to the contrary that have not been reduced to a Written agreement; and
iv)	the value of the Tenant Property in question,

at the option of the Landlord, be irrevocably deemed to have been abandoned and immediately become the property of the Landlord without the Landlord having to pay any compensation therefor to the Tenant or any other Person and without the need for any notice to the Tenant, and the Landlord may, enter the Premises and remove such Tenant Property, without incurring any liability to the Tenant or any other Person sell, destroy, dispose of, transfer or use the Tenant Property.

b)    Notwithstanding the foregoing, in cases in which the Landlord does not wish to immediately exercise its option to become the owner of the Tenant Property pursuant to clause a), it may at any time after the expiry of the aforesaid fourteen (14) day period release to the Tenant the Tenant Property upon the condition that the Tenant take all of the Tenant Property remaining on the Premises in the order dictated by the Landlord (to ensure that the Tenant does not "pick and choose between those items it wishes to remove and those that it does not wish to remove) or elect, without incurring any liability to the Tenant or any other Person in any manner whatsoever, including, without limitation, liability as a bailee, to store same in a public warehouse, the Premises or other premises owned by the Landlord (in which cases the Landlord shall be deemed to be incurring the fair market rental value of such premises) or elsewhere and in each and every such case the Tenant shall be responsible for all of the Landlord's costs of removing and storing same (as well as any related costs) as well as an additional cost of twenty percent (20%) of same, all of which shall constitute a lien upon the Tenant Property, provided that the Landlord may at any time, without notice to the Tenant, thereafter elect to exercise its option set out in clause a) to become the owner of the Tenant Property. For greater certainty it is hereby stipulated that the terms of this Section shall survive termination of the Term.

12.5	The rights of the Landlord in this Lease are cumulative and not alternatives and reference to any particular right, remedy or remedies of the Landlord in respect of any default by the Tenant shall not preclude the Landlord from exercising any and all of its other rights and remedies in respect thereof, whether available at law, in equity, by statute, or expressly provided for herein. No right or remedy shall be exclusive or dependent upon any other right or remedy, and the Landlord may from time to time exercise any one or more of such rights and remedies, generally or in combination. The Landlord shall have the same rights and remedies for collection of Additional Rent in arrears as it has for the collection of Net Rent whether such rights exist by virtue of this Lease, statute, common law or equity.

12.6	The Tenant waives the benefit of any law or statute limiting the Landlord's right to distress and agrees that none of the Tenant's goods, fixtures, chattels or other property shall be exempt from distress for arrears of Rent.

12.7	The Tenant shall not have or exercise any right or remedy with respect to a default by the Landlord unless it provides to the Landlord written notice of the default and the Landlord fails to cure the default within ten (10) days or such longer period as may be reasonably required in the circumstances to cure such default.

12.8	The right of the Landlord to recover arrears of Rent and the right of each party to recover damages for an antecedent default by the other shall not be affected by the expiry or termination of this Lease whether by elapse of time or by the exercise of any right of either the Landlord or the Tenant pursuant to this Lease.

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12.9	No payment by the Tenant or receipt by the Landlord of a lesser amount than the Rent herein stipulated shall be deemed to be other than on account of the earlier stipulated Rent, nor shall any endorsement or statement on any cheque or any letter accompanying any cheque or payment of Rent be deemed an accord and satisfaction, and the Landlord may accept such cheque or payment without prejudice to the Landlord's rights to recover the balance of such Rent or pursue any other remedy provided in this Lease.

12.10	The Tenant shall not be deemed to be in default under the terms of this Lease by reason of any lien, mortgage, debenture, charge or encumbrance which may attach to the goods, trade fixtures, furnishings or equipment (hereinafter collectively called the "Equipment") of the Tenant located in building (excluding leasehold improvements) so long as:

(i)	any such lien, mortgage, debenture, charge or encumbrance arises through any bona financing done by the Tenant in accordance with the Tenant's normal business practice or by reason of any sale or leaseback agreement entered into by the Tenant for financing purposes with respect to the Equipment (excluding leasehold improvements);
(ii)	the Tenant is not in default under any such lien, mortgage, debenture, charge or encumbrance, or any such sale or leaseback agreement;
(iii)	the foregoing shall in no way prejudice or affect the priority of the Landlord's rights or the obligations of the Tenant with respect to:

(A)	such Equipment, or stock-in-trade or leasehold improvements under all other terms of this Lease, and
(B)	all laws relating to bankruptcy or distress.

The form of all documentation under this Section 12.10 shall be subject to the prior written approval of the Landlord, which approval will not be unreasonably withheld. The Tenant covenants and agrees that it will not cause, suffer, or permit such documentation or any notice thereof to be registered against title

PART 13 - LANDLORD'S TITLE

13.1	If the Building or any part of the Building is condemned or declared unfit for public use by any competent body, the Landlord shall be entitled to terminate this Lease by notice in writing to the Tenant.

13.2	The Landlord and the Tenant agree to co-operate with the other in respect of any expropriation of all or any part of the Premises or the Building, so that each may receive the maximum award in the case of any expropriation to which they are respectively entitled at law. In the event that any portion of the Common Areas is expropriated, then the full proceeds accruing or awarded as a result thereof will belong solely to the Landlord and the Tenant will abandon or assign to the Landlord any rights which the Tenant may have or acquire by operation of law to such proceeds or award and will execute all such documents as in the opinion of the Landlord are necessary to give effect to this intention.

13.3	The Landlord, at any time and from time to time, may sell, transfer, lease, assign or otherwise dispose of the whole or any part of its interest in the Building and the Common Areas or enter into a mortgage of the whole or any part of its interest in same, and upon any party acquiring the interest of the Landlord to the Building and the Common Areas, the Landlord shall thereupon be released from all of its covenants under this Lease.

13.4	This Lease and all rights of the Tenant under this Lease shall be subject and subordinate to all Mortgages now or hereafter made by the Landlord, and the holder of any such Mortgage shall have the further right to subordinate and postpone such Mortgage to this Lease at any time by an instrument in writing to such effect registered against the title to the Building and the Common Areas without any further consent or agreement of the Tenant. Notwithstanding the foregoing, the Tenant shall execute any documentation requested by the Landlord or the holder of a Mortgage to give effect to the foregoing. The Tenant, if so requested, shall attorn in writing to such Mortgagee when such Mortgages takes possession of the Building and to any purchaser of the Building and shall recognize such Mortgagee or purchaser as the Landlord under this Lease.

13.5	The Tenant shall, at its own expense, immediately discharge or vacate all construction, mechanics’ or other liens or executions that may be filed during the Term against this Lease, the Building or the Common Areas with respect to any work or services performed or goods or material furnished at the request of, for, or on behalf of, the Tenant Nothing in this Section 13.5 shall be deemed to prevent the Tenant from contesting in good faith and in accordance with the appropriate law the amount or the validity of any claim by any workers or material suppliers of the Tenant so long as it discharges or vacates any liens or provides the Landlord with reasonably adequate security with respect to such liens.

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13.6	The Tenant shall not register this lease or any part thereof but may register, with the prior approval of the Landlord, a notice or caveat in respect thereof, which notice or caveat shall disclose only the existence and Term of this Lease and such other non-financial terms as the Landlord may approve.

13.7	The Landlord reserves the right, at any time, to alter, expand, improve, diminish, maintain, operate, renovate and supervise the Common Areas including the Building. The Landlord shall be entitled to change the area, location and arrangement of and do and perform such other acts and things with respect to the Common Areas as the Landlord determines to be advisable including, without limitation, altering or expanding the Building, altering or constructing other buildings or improvements in or about the Common Areas or making additions or subtractions to the Building.

13.8	It is a condition of this Lease that the provisions of the Planning Act (Ontario) or any successor thereto (the "Act") relating to the subdivision of land shall be complied with to the extent that same are applicable. Should any consent be required, it shall be obtained by and at the expense of the Tenant (provided that the Landlord may elect to obtain same) and, until such time as any necessary consent is so obtained, the Terra (including any extension or renewal) and the Tenant’s rights and entitlement granted by this Lease shall be deemed not to extend beyond a period of twenty-one (21) years less one (1) day from the Commencement Date.

PART 14 - GENERAL

14.1	A waiver by either party of any breach or non-compliance by the other party under any provision of this Lease and a waiver by either party of any term or condition of this Lease shall not be a waiver of any continuing or subsequent breach or failure of any other provision, term or condition, and any forbearance or failure to seek a remedy for any breach or failure shall not be a waiver of any rights and remedies with respect to such or any subsequent breach or failure.

14.2	In the event that either party shall, by reason of Force Majeure, be unable to fulfill, or shall be delayed or restricted in the fulfillment of, any obligation (other than the payment of any money) under any provision of this Lease, such party shall, so long and to the extent that any such impediment exists, be relieved from the fulfillment of such obligation and shall be granted a reasonable period of time to fulfill the obligation once the Force Majeure ceases to exist and the other party shall not be entitled to compensation for any resulting loss, damage, inconvenience, nuisance or discomfort.

14.3	This Lease contains the whole agreement between the parties with respect to the subject matter of this Lease. There is no promise, inducement, representation, warranty, collateral agreement or condition affecting the Building, the Premises, the Common Areas, the business to be conducted by the Tenant, or this Lease other than as expressed in this Lease. All representations and inducements made by either party or their representatives which are relied upon by the other party are contained herein and each party disclaims reliance on any other representation or inducements. The parties agree that nothing contained in this Lease shall release the Tenant from any of its obligations contained in any earlier lease of the Premises, and to the extent that such obligations remain outstanding as of the commencement of the Term, such obligations shall become obligations of the Tenant under this Lease which it hereby covenants to perform.

14.4	The terms and conditions of this Lease including those related to the provisions of Utilities shall be automatically amended from time to time to the extent necessary for the Landlord to comply with any directive, policy or request of a governmental or quasi-governmental authority acting in the fields of energy, conservation, waste management and disposal, security or other area of public interest.

14.5	Any notice provided for in this Lease shall be addressed to the Landlord at the address at which Rent is to be paid pursuant to section 3.2 or in default of such address having been determined at 3700 Steeles Avenue West, Suite 800, Woodbridge, Ontario, L4L 8M9 and to the Tenant or the Indemnifier at the Premises after the Commencement Date and at the address set forth in paragraph 9 of the Key Item Index prior to such date. Notices shall be in writing and signed by the party giving the notice and shall be effectively given upon receipt of the notice at the address to which it is addressed. Any party may, from time to time by notice to the other(s), change its address for the purpose of any subsequent notice. The Manager shall be entitled to sign a notice on behalf of the Landlord.

14.6	To the extent that any provision of this Lease or the application thereof to any person or circumstance is held to be invalid or unenforceable by a court of competent jurisdiction, the remainder of this Lease or the application of such provision to persons or circumstances other than those to which it is held invalid or unenforceable shall not be affected thereby and each provision of this Lease shall be separately valid and enforceable to the fullest extent permitted by law.

Multi-Tenant, Industrial - April, 2009

14.7	The Tenant hereby expressly waives the benefits of Section 35 of the Commercial Tenancies Act (Ontario) and any amendments thereto and of any present or future act of the Legislature of the Province of Ontario permitting the Tenant to claim a Set-Off against the Rent to be paid hereunder for any cause whatsoever.

14.8	Each party at any time and from time to time within thirty (30) days after notice from the other shall execute and deliver to the other a written statement addressed to such persons as the party requesting the certificate may require, certifying that this Lease is unmodified and in full force and effect (or, if modified, stating the modifications and that the same is in full force and effect as modified), the amount of the Rent then being paid under this Lease, the dates to which the same, and the other sums provided in this Lease to be paid by the Tenant, have been paid, the Commencement Date and duration of the Term and stating whether or not there is any existing default of which it has notice, and the particulars and amount of insurance policies on the Premises. Any statement delivered pursuant to the provisions, of this section shall be conclusive of the matters covered therein.

The Tenant acknowledges that from time to time the Landlord may, finance, re-finance renew financing against or sell the Premises. In order to facilitate such transactions the Tenant hereby agrees that it shall:

a)    Allow such inspections of the Premises and the Tenant’s operations therein as may be required by the Landlord’s Mortgagees or purchaser; and

b)   Upon receipt from the Landlord and its Mortgagees and/or purchaser of such reasonable assurances as to confidentiality as it may require, provide to them such information as they may reasonably require respecting the Tenant and its operations as may be required to satisfy the Landlord’s Mortgagees and/purchaser of the Tenant’s ability to meet its obligations in this Lease, including, without limitation, copies of the Tenant’s most recent financial statements.

14.9	Each party agrees that the following certificates shall, in the absence of proof by the Tenant of a material error therein, be conclusive and binding in respect of any question of fact or opinion with respect to the following matters:

.1	a certificate procured by the Landlord from an architect, professional engineer, land surveyor or other qualified individual as to: any question of fact concerning the completion of any construction or other work, either by the Landlord or the Tenant the extent to which the completion of any work or obligation has been delayed by Force Majeure the cause of any destruction or damage and the extent and duration for which rentable premises in the Building are or will be incapable of being used for their intended purposes by reason of any destruction or damage.

.2	a certificate procured by the Landlord from a licensed public accountant including, without limitation, the Landlord’s auditor, respecting any question of fact or opinion concerning the computation, determination, or allocation of Additional Rent or the proper amount of any payment to the Landlord or the Tenant under this Lease.

Any certificate procured by the Landlord shall be prepared using generally accepted practices and procedures appropriate to such certificate.

14.10	This Lease may not be amended or altered except by an instrument in writing signed by the Landlord and the Tenant and such alteration shall be binding upon the Indemnifier Whether or not it is executed by the Indemnifier.

14.11	The submission by the Landlord to the Tenant of this Lease shall have no binding force or effect, shall not constitute an option for leasing the Premises, or confer any rights or impose any obligations upon either party until the execution and delivery of this Lease by the Tenant-and the Landlord.

14.12	If two or more persons comprise the Tenant, the liability of each is joint and several. If the Tenant is a partnership or other business association, the members of which are subject to personal liability, the liability of each-member is joint and several.

14.13.	This Lease shall enure to the benefit of and be binding upon the parties hereto, and their permitted heirs, executors, administrators, successors and assigns. No successor or assign of the Tenant shall be entitled to claim any benefit or to enforce this Lease unless the Transfer to it was made in full compliance with the requirements of this Lease, or was subsequently ratified by the Landlord in writing.

14.14	The Tenant covenants that it has all requisite power and possesses all licenses, franchises, permits, consents, approvals and other rights necessary to enable it to enter into this Lease and carry out its obligations herein.

Multi-Tenant, Industrial - April, 2009

14.15	The parties hereby agree that in the event that Landlord hereto is a party hereto for, or on behalf of another party whether as trustee or as an agent of such other party (the “Beneficiary”) and whether the existence or identity of the Beneficiary is known or not to the other party (ies) hereto, the other party(ies) hereto shall not have any recourse against any assets of the Beneficiary which are not the subject of the within Lease in any situation whatsoever, including, without limitation, a default by the Landlord of its obligations in, under or pursuant to this Lease.

14.16	Notwithstanding any rule or maxim of construction to the contrary, any ambiguity or uncertainty shall not be construed against any party hereto by reason of the authorship of any of the provisions hereof.

PART 15 - INDEMNITY

15.1	INTENTIONALLY DELETED.

IN WITNESS WHEREOF the parties hereto have executed this Lease.

SIGNED, SEALED AND DELIVERED	)	Landlord:
in the presence of	)	N.H.D. DEVELOPMENTS LIMITED
)
	)	PER:	/s/ Edward K. Sorbara
	)		Name:	Edward K. Sorbara
	)		Title:	A.S.O.
)
	)	I have authority to bind the Corporation.
)
	)	Tenant :
	)	CANNAMED PHARMA INC.
)
	)	PER:	/s/ Ron Benson
	)		Name:	Ron Benson
	)		Title:	President
)
	)	PER:	/s/ Norman Paul
	)		Name:	Norman Paul
	)		Title:	Executive Vice-President
)
	)	I/We have authority to bind the Corporation.

Multi-Tenant, Industrial - April, 2009

SCHEDULE “A”

PREMISES

THE SORBARA GROUP

3240, 3280 & 3310 Langstaff Road

Langstaff Road / Hwy. 400
Vaughan

For further information contact: Edward Cattana (905)850-6154

* 3280 Langstaff Rd. — 34,366 sq.ft.
  Dividable Into 20,747 sq.ft. & 13,619 sq.ft. Units
* 3240 Langstaff Rd. — 57,965 sq.ft.
  Dividable into ±14,000 sq.ft. Units

* Bay Size	± 33' x 40'
* Clear Height	24'
* Power	To Suit
* Taxes	$ 1.20 / sq.ft. (97estimate)
* Options	1st or 2nd Floor Office to suit

EDGELEY BOULEVARD
LANGSTAFF ROAD
MILLWAY AVENUE
3310 LANGSTAFF RD.
LEASED
UNIT A
LEASED
UNIT B
3280 LANGSTAFF RD.
LEASED
UNIT A-1
UNIT A-2
UNIT B
3240 LANGSTAFF RD.
UNIT A
UNIT B
UNIT C
UNIT D
N
Head Office
Adidas Canada
BAR SCALE

Multi-Tenant, Industrial - June, 1998

SCHEDULE “B”

In this Lease the following expressions shall have the following meanings:

“Additional Rent” shall mean all amounts payable by the Tenant to the Landlord or to any other person pursuant to this Lease (other than Net Rent);

“Base Standard” means the state of the Premises when first obtained by the Tenant before the addition of any modifications by the Tenant or by the Landlord in accordance, with this Lease on behalf of the Tenant. Notwithstanding the foregoing, for the purposes of Parts 8 and 10 of this Lease “Base Standard” shall mean premises which are finished with the standard building base systems in respect of electricity and plumbing and which have installed therein all perimeter windows, and. bare concrete floors and Walls, in compliance with the then applicable building standards.

“Building” means the building described municipally in paragraph 1 of the Key Item Index.

“Business Day” means any day which is not a Saturday, Sunday or statutory holiday in Ontario.

“Change in Control” means, in the case of any corporation or partnership, the transfer, by sale, assignment, operation of law (except transmission or death), mortgage, trust, issuance from treasury, cancellation or redemption, or otherwise, of any shares, voting rights or interest, which will result in a change of the identity of the person exercising, or who might exercise, effective control of such corporation or partnership whether directly or indirectly, unless such change occurs as the result of trading in shares listed upon a recognized stock exchange.

“Commencement Date” means the first day of the Term.

“Common Areas” means the areas of the Building and the lands appurtenant thereto which do not form part of the rentable premises of the Building.

“C.P.I,” means (a) the Consumer Price Index (All items for Regional Cities, base year 2002=100) for the city Toronto published by Statistics Canada (or by a successor or other governmental agency, including a provincial agency), or (b) if the Consumer Price Index is no longer published, an index published in substitution for the Consumer Price Index or any replacement index designated by the Landlord. If a substitution is required, the Landlord will make the necessary conversions, If the base year for the Consumer Price index (or the substituted or replacement index) is changed by Statistics Canada (or by its successors or the governmental agency) the Landlord will make the necessary conversion.

“Design Specifications” has the meaning provided in the Fixturing schedule, if such a schedule is attached to this Lease.

“Fixturing Schedule” means the provisions set forth in Schedule “E” to this Lease, if such a schedule is attached to this Lease.

“Force Majeure” means a fire, inclement weather, strike, lock-out or other casualty or contingency beyond the reasonable control and not the fault of the party thereby affected (including, without limitation, any delays caused by any failure of a utility or other authority to approve any application of the Landlord or take any action required by the Landlord to carry out its obligations hereunder), where the effects of such casualty or contingency are not avoidable by the exercise of reasonable effort or foresight by such party but does not include insolvency, lack of funds, or other financial casualty or contingency).

“Hazardous Substances” means any contaminant, pollutant, dangerous substance, potentially dangerous substance, noxious substance, toxic substance, hazardous waste, flammable, explosive, radioactive material, urea formaldehyde foam insulation, asbestos, PCBs and substances or any other materials now or hereafter declared or defined to be hazardous, toxic, contaminants or pollutants in or pursuant to any Laws.

“Invitees” when used in respect of a party shall include its officers, directors, employees, customers, suppliers, clients, contractors, agents, invitees and other persons on the Premises for the benefit of the party or for whom it is otherwise responsible at law.

“Key Item Index” shall mean the index identified as such and attached to the front of this Lease.

“Laws” shall mean the laws, by-laws, codes, ordinances, orders, rules and regulations of all county, municipal, regional, provincial or federal government or governmental authority having jurisdiction over the Tenant of the Premises in force during the Term.

“Leasehold Improvements” means all fixtures, improvements, installations, alterations and additions from time to time made, constructed, erected or installed in or to the Premises with the exception of the Tenant Property.

“Maintenance Fee” shall mean the fee provided for in Section 4.1.5 to compensate the Landlord for its costs of insuring, maintaining, managing, operating the Building and providing the Tenant with water for personal and washroom use.

Multi-Tenant, Industrial - April, 2009

“Manager” means the Landlord’s authorized agent and manager for the Premises from time to time.

“Mortgage” includes a mortgage, pledge, charge, hypothec, privilege, encumbrance or any other financing arrangement and “Mortgagee” means the holder of any of the foregoing.

“person” means any individual, corporation, partnership, trust, other legal entity or other business association and includes a government or departmental subdivision thereof.

“Premises” shall mean the premises in the Building comprising approximately the number of square feet set out in paragraph 3 of the key Item Index and which are identified in paragraph 1 of the Key Item Index.

“Prescribed Interest Rate” means, with respect to any period, a rate of interest which is five (5) percentage points per annum above the rate of interest per annum established by the Landlord’s bank, as a reference rate of interest to determine the interest rates such bank will charge for Canadian dollar commercial loans to its customers in Canada and which such bank quotes or publishes as its “prime rate”.

“Realty Taxes” means all real property, municipal, school or local improvement taxes, assessments or charges or any other taxes, assessments or charges imposed upon or in respect of any real property from time to time by any governmental authority, including any costs incurred by the Landlord in determining or verifying the propriety or reasonableness of or contesting the same in good faith, excluding any income or profits taxes upon the income of the Landlord, to the extent any such tax is not imposed in lieu of any tax, assessment or charge upon or in respect of the Building or the Common Areas or upon the Landlord in respect thereof. If any other taxes, assessments or charges are imposed by any governmental or regulatory authority upon or in respect of all or any portion of the Building or the Common Areas, the revenues therefrom or the Landlord, in substitution for or in addition to any Realty Taxes from time to time imposed (including, without limitation, taxes, assessments, rates and levies in respect of the existence of, or any use, enjoyment, possession or occupancy of, or business carried on in the whole or any portion of the Building), then any such other tax, assessment or charge shall be deemed to be a Realty Tax.

“Rent” means Net Rent and Additional Rent.

“Rules” means the rules, procedures and requirements as amended and supplemented from time to time (initially as set forth in Schedule “C“ to this Lease), governing the manner in which the Tenant and others doing business in the Building shall operate and conduct their businesses.

“Sales Taxes” shall mean any goods and services, sales, business transfer, multi- stage sales, use, consumption, value-added or other similar taxes imposed by the government of Canada, or by any provincial or local government, upon the Landlord or the tenant on or in respect of this Lease, the payments made by the Tenant hereunder or the goods and services provided by the Landlord, including but not limited to, the rental of the Premises and provision of administrative services to the Tenant or to others.

“Tenant Property” means the trade fixtures, chattels, merchandise and personal effects of the Tenant within the Premises or signs attached to the Building.

“Tenant’s Proportionate Share” means the fraction, computed by the Landlord from time to time as the Landlord considers advisable having as its numerator the area of the Premises of the Tenant and as its denominator the total area of rentable premises in the Building.

“Term” shall mean the period set forth in paragraph 2 of the Key Item Index and any further period during which the Tenant is in possession of the Premises pursuant to a validly exercised right to extend the Term granted pursuant to this Lease;

“Transfer” means any assignment, sublease, Change in Control, or parting with possession, or any other transaction or occurrence (including an expropriation, amalgamation, receivership, seizure by execution or other legal process or the granting by the Tenant of a pledge, Mortgage or other security interest) which has or might have the effect of changing the identity of the Tenant or the person controlling the Tenant, or, changing the identity of the person having use, occupancy or possession of the whole or any part of the Premises, whether such change is or might be immediate, deferred, conditional, exclusive, non-exclusive, permanent or temporary.

“Utilities” means water, sewer, gas, fuel, electricity, telephone, waste disposal and other utilities or services or any combination thereof.

Multi-Tenant, Industrial - April, 2009

SCHEDULE “C”

RULES

1.	The skylights and windows that reflect or admit light into passageways or into any place in the Building shall not be covered or obstructed by the Tenants, and no awnings shall be put up without the prior written consent of the Landlord.

2.	If any sign, advertisement or notice shall be inscribed, painted or affixed by the Tenant on or to any part of the said Building or the Common Areas whatsoever, except with the written consent of the Landlord, then the Landlord shall be at liberty to enter on the Premises and pull down and take away and remove any such sign, advertisement or notice, and the expense thereof shall be payable by the Tenant.

3.	The Tenant shall not bring in or take out, position, construct, install or move any safe, business machine or other heavy office equipment without first obtaining the consent in writing of the Landlord. In giving such consent, the Landlord shall have the right to seek appropriate professional advice at the Tenant’s expense and to prescribe, in its sole discretion the weight permitted and the position thereof, and the use and design of planks, skids or platforms to distribute the weight thereof. All damage done to the Building by moving or using any such heavy equipment or other office equipment or furniture shall be repaired at the expense of the Tenant.

4.	No public or private auction or other similar type of sale of any goods, wares or merchandise shall be conducted in or from the Premises without the written permission of the Landlord.

5.	The Common Areas shall not be obstructed by the Tenant or used by it far any other purpose than for ingress to and egress from the Premises, nor shall they sweep any dust, rubbish or other substance from the Premises into the Common Areas. Nothing shall be thrown by the Tenant out of the windows or doors of the Building. The Landlord may, but in no event shall be obligated to, remove at the expense of the Tenant any such obstruction without notice or obligation to the Tenant at the sole cost and expense of the Tenant.

6.	The Landlord shall have the right to control and operate the Building and the Common Areas in such manner as it deems best for the benefit of the tenants generally. The Landlord reserves the right to restrict or prohibit canvassing, soliciting or peddling in the Building.

7.	The toilets, urinals, sinks and other water apparatus shall not be used for any purposes other than those for which they were constructed, and no sweepings, rubbish, rags, ashes or other substances shall be thrown therein. Any damage resulting by misuse shall be borne by the Tenant. The Tenant shall not permit water to run unless it is in actual use.

8.	No showcases or other articles shall be put in front of or affixed to any part of the exterior of the Building, nor placed in any Common Areas without the prior written consent of the Landlord.

9.	No birds or animals shall be kept in or about the Building or the Common Areas, nor shall radios, recordings or the like or other musical instruments be played in the Building so as. to annoy other tenants, occupants or the Landlord.

10.	No space In the Building shall be used for any illegal purposes, lodging, sleeping, or the storage of personal effects or articles other than those required for business purposes.

11.	If the Tenant desires telephone or other connections, the Landlord will direct the installers/electricians as to where and how the wires are to be introduced, and without such directions no boring or cutting for wires will be permitted. No pipes or wires or conduits will be permitted which have not been ordered or authorized in writing by the Landlord, and no outside radio or television aerials shall be allowed on the Building or the Common Areas without authorization in writing by the Landlord. The Tenant shall not mark, drill into, bore or out or in any way damage the walls, ceilings or floors of the Premises without the Landlord’s prior written approval. No broadloom or carpeting shall be affixed to the Premises by means of a non-soluble adhesive or similar product.

12.	Intentionally Deleted.

13.	Nothing shall be placed on the outside of window sills or projections of the Building.

14.	The Tenant shall not permit any commercial cooking in the Premises without the written consent of the Landlord.

15.	All garbage land refuse shall be kept in the kind of containers specified by the Landlord and shall not be burned in or about the Premises.

16.	The Landlord shall have the right to make such other and further reasonable rules as in its judgment may from time to time be helpful for the safety, care, cleanliness and appearance of the Building and the Common Areas, and for the preservation of good order therein, and the same shall be kept and observed by the Tenant and its Invitees.

Multi-Tenant, Industrial - April, 2009

17.	The Tenant shall not install, store, or otherwise place anything on the roof of the Building without the written permission of the Landlord which permission may be arbitrarily withheld.

18.	The Tenant shall ensure that both the Tenant and its Invitees do not use the parking areas or other Common Areas of the Building in a manner which could interfere with the normal and efficient use of same by other tenants of the Building and their Invitees.

19.	The Tenant shall not use in the Premises or upon the Common Areas (if any), any trolley, cart or other mode of transportation which does not have rubber wheels or which could in any way cause damage to the surface upon which it is used.

20.	The Tenant shall not allow into the Premises any form of firearm whatsoever.

21.	The foregoing Rules, as from time to time amended, are not necessarily of uniform application, but may be waived in whole or in part in respect of other tenants without affecting their enforceability with respect to the Tenant and the Premises, and the imposition of such Rules shall not create or imply any obligation of the Landlord to enforce them or create any liability of the Landlord for their non-enforcement.

Multi-Tenant, Industrial - April, 2009

SCHEDULE “D”

SPECIAL PROVISIONS

1.	INCONSISTENCIES

In the event of any inconsistency between the terms of this Schedule “D” and the terms of the Lease, the terms of this Schedule “D” shall apply to the extent of the inconsistency.

2.	FORKLIFTS

The Tenant shall not use on the Common Areas any forklift or machine for the transportation of persons and/or goods that does not have pneumatic tires.

3.	LANDLORD’S RIGHT TO INSTALL ITEMS ON ROOF OF THE BUILDING

Notwithstanding anything else contained in this Lease, the Landlord, or any person acting with the authority of the Landlord, shall have the right (without having any obligation to provide compensation to the Tenant) to erect, maintain, and change from time to time, anything on the roof of the Building including without limitation, antennas, signage and solar panels, provided that the Landlord shall be responsible for the cost of all hydro consumed by such items and shall be responsible for any damage caused to the Building (including, without limitation, the roof) as a result of the erection, maintenance or existence of the aforesaid items on the roof of the Building.

4.	RENT FREE PERIOD

Notwithstanding anything else contained in this Lease, during the period commencing on December 1, 2013, and ending upon February 28, 2014, the Tenant shall be relieved from its obligation to pay Net Rent provided that:

(a)   the Tenant complies with all of its obligations contained in this Lease during such period;

(b)   the Lease is not repudiated by the Tenant pursuant to the Bankruptcy and Insolvency Act (Canada) prior to the expiry of the Term; and

(c)   the Lease is not terminated by reason of the default of the Tenant at any time prior to the expiry of the Term.

In the event of non-fulfillment of any of the requirements set forth in sub-paragraphs (a) to (c), both inclusive, the amounts that would have otherwise been payable shall become immediately due and payable to the Landlord.

5.	RIGHT TO FIRST NOTICE OF AVAILABILITY OF ADJACENT SPACE

Provided that the Tenant:

(a)	has duly and regularly paid the Rent and has observed and performed each and every one of the covenants and agreements herein to be performed by the Tenant, on a timely basis, until the time that the option is exercised and thereafter until the Extension takes effect;

(b)	is the original tenant under this Lease and is itself in possession of the whole of the Premises;

in the event that Unit #2 of the Building (the “Additional Premises”) becomes available for lease, the Landlord agrees to provide the Tenant with written notice of the availability of the Additional Premises and, if the Tenant thereafter indicates an interest to lease the Additional Premises by notice in writing delivered to the Landlord within five (5) days thereafter, to conduct good faith negotiations with the Tenant for the lease of the Additional Premises by the Tenant for a period of five (5) days (the “Negotiation Period”) following receipt by the Landlord of the written notice by the Tenant of its interest to lease same. If the parties have not signed a lease in respect of the Additional Premises by the expiry of the Negotiation Period, the Tenant’s rights contained in this Section shall be terminated and of no further force or effect.

6.	SECURITY

As security for the Tenant’s obligations contained in this Lease the Tenant agrees to provide to the Landlord upon execution of this Lease with an irrevocable letter of Credit issued by one of the Canadian Chartered Banks in form and content satisfactory to the Landlord that provides for payment to the Landlord of the sum of:

(i)	$500,000.00 if an Event occurs prior to the end of the first year of the Term;

(ii)	$450,000.00 if an Event occurs after the expiry of the first year of the Term but prior to the expiry of the second year of the Term;

Multi-Tenant, Industrial - April, 2009

(iii)	$400,000.00 if an Event occurs after the expiry of the second year of the Term but prior to the expiry of the third year of the Term;

(iv)	$350,000.00 if an Event occurs after the expiry of the third year of the Term but prior to the expiry of the fourth year of the Term;

(v)	$300,000.00 if an Event occurs after the expiry of the fourth year of the Term but prior to the expiry of the fifth year of the Term;

(vi)	$250,000.00 if an Event occurs after the expiry of the fifth year of the Term but prior to the expiry of the sixth year of the Term;

(vii)	$200,000.00 if an Event occurs after the expiry of the sixth year of the Term but prior to the expiry of the seventh year of the Term;

(viii)	$150,000.00 if an Event occurs after the expiry of the seventh year of the Term but prior to the expiry of the eighth year of the Term; and

(ix)	$100,000,00 if an Event occurs after the expiry of the eighth year of the Term but prior to the expiry of the Term.

7.	LANDLORD’S WORK

The Landlord shall, at its sole cost and expense, perform the following work:

Warehouse:

i)	Power wash warehouse walls and floors, and re-caulk all joints and cracks;
ii)	Paint warehouse walls and columns white;
iii)	Supply and install T5 lighting throughout;
iv)	Seal (epoxy) warehouse floor to specifications mutually agreed upon by both the Landlord and Tenant; and
v)	Clean/replace/repair all fixtures, sinks and shower in warehouse washroom.

Exterior Windows:

i)	Supply and install ‘lexan’ skin to both floors.

Office: Ground floor (see Schedule E)

i)	Supply and install white VCT tile in a single pattern and colour throughout to be chosen by the Tenant from the Landlord’s standard samples, waxed and polished to high gloss throughout the 1st floor;
ii)	Supply and install new cabinetry in locations where they currently exist;
iii)	Remove partition walIs as per drawing;
iv)	Install new drywall partition wall c/w doubleman door as per drawing;
v)	Repair and paint throughout in two colours, such colours to be chosen by the Tenant from the Landlord’s standard samples;
vi)	Repair and/or replace bathroom fixtures, vanities, etc.;
vii)	Replace the ceiling tiles, light fixtures and lenses where required; and
viii)	Power wash front canopy (underside, exterior).

Office; Mezzanine Floor (Schedule E-1)

i)	Carpet (west side): Remove and replace the existing carpet with new carpet (same colour and pattern throughout) to be chosen by the Tenant from the Landlord’s standard samples;
ii)	Paint the office walls in two colours throughout, such colour to be chosen by the Tenant from the Landlord’s standard samples;
iii)	Replace the ceiling tiles, light fixtures and lenses where required;
iv)	Supply and install a kitchen sink, vanity, etc., as required;
v)	Construct boardroom c/w double doors as per Schedule “E-l”;
vi)	Construct door/drywall as per Schedule “E-l”;
vii)	Remove drywall partitions as per Schedule “E-l”; and
viii)	President’s Office: Remove existing “entrance” wall and reconstruct the same “in-line” with the existing offices and “new” boardroom.

General:

i)	Repair/replace all shipping doors, levellers, etc.; and
ii)	Clean all ductwork.

8.	LANDLORD’S WARRANTY RE: HVAC AND ELECTRICAL SYSTEMS, PLUMBING, MECHANICAL AND DOORS

The Landlord hereby warrants that the HVAC and electrical systems, plumbing, mechanical and doors serving the Premises shall be in good working order on the Commencement Date.

Multi-Tenant, Industrial - April, 2009

9.	Water

The Tenant hereby agrees that it shall be responsible for payment of all of the water consumed in, upon or in respect of, the Premises. The parties hereby acknowledge that the Landlord estimates that the Tenant’s annual obligations under this Section shall be $600.00 (the “Landlord’s Estimate”) which shall be payable in equal monthly installments of $50.00 payable on the first day of each and every month commencing upon the Commencement Date.

The Landlord shall install a check meter to record the actual consumption of water by the Tenant. The Landlord shall record actual consumption by the Tenant from time to time and the Tenant shall pay upon invoice therefor or the cost of any water recorded which is in excess of the amount actually paid by the Tenant to the date that the reading is taken. If the check meter indicates that the Tenant has overpaid for water to the time that the reading is taken, the Tenant shall be so advised by the Landlord and an appropriate credit shall be granted to the Tenant. The Landlord shall be entitled to revise the Landlord’s Estimate from time to time upon notice to the Tenant, and after receipt of any such notice from the Landlord the Tenant shall revise the monthly payments that it makes on account of water in accordance with the revised Landlord’s Estimate.

10.	Tenant’s Obligation to Pay Excess Insurance Costs

The parties acknowledge and agree that the Maintenance Fee has been calculated on the assumption that the cost of the Insurance to be provided by the Landlord shall not exceed ten cents per square foot per annum. If, as a result of anything done by the Tenant on the Premises, including, without limitation, its use contemplated herein, the Landlord’s cost of insurance exceeds ten cents per square foot per annum in any year, the Tenant shall within ten (10) days after receiving an invoice for the excess amount pay the amount of the excess to the Landlord.

11	OPTION TO EXTEND

11.1    The Tenant may extend this Lease for two (2) periods of five (5) years (each of which periods is called an “Extension”), commencing on the day following the date of expiration of the initial term or the expiry of the immediately preceding Extension, as the case may be, provided that the Tenant shall only be entitled to extend this Lease in the event that it:

(a)	the Tenant is not then in default of its obligations in this Lease;

(b)	Intentionally Deleted;

(c)	advises the Landlord in writing (the “Notice”) that it wishes to extend this Lease not more than 12 months and not less than 6 months prior to the expiration of the initial term of this lease or the expiration of the immediately preceding extension, as the case may be, failing which this right of Extension shall be rendered null and void.

11.2        If the Tenant exercises its right to extend in accordance with the foregoing, this Lease shall be extended upon the same terms and conditions herein contained, save and except as follows:

(a)	the Tenant shall only be entitled to two (2) Extensions so that there will be no further right to extend following the expiry of the second Extension granted herein. For greater certainty, it is hereby stipulated that if the Tenant exercises both its rights of Extension in accordance with this Lease, the Tenant shall be entitled to lease the Premises for a total of ten (10) years following the expiration of the initial term of this Lease, unless this Lease is sooner terminated;

(b)	the Landlord will not be required to perform any Landlord’s Work, and the Tenant will not be required to perform any Tenant’s Work, and the Tenant will not be entitled to any leasehold improvement allowance, tenant inducement or Rent free period;

(c)	the Net Rent payable during an Extension shall be the current fair market rental value of the Premises as established by the mutual agreement of the Landlord and the Tenant, provided that, in no event shall the Net Rent during any one-year period of an Extension be less than the Net Rent which was payable by the Tenant during the last year of the initial term or the previous Extension as the case may be. In the event that the rent which shall be applicable during an Extension has not been mutually agreed upon by the Landlord and the Tenant at least 3 months prior to the expiry of the initial term or the expiration of the immediately preceding Extension, by reason at the parties, inability to agree upon the current fair market rental of the Premises, the said fair market rental shall be determined by arbitration by a single arbitrator chosen by the Landlord and the Tenant, and if they cannot agree upon the arbitrator within 5 days after a written request for arbitration by either party to the other, either party may apply to a judge for the appointment of an arbitrator in accordance with the provisions of the Arbitrations Act (Ontario). The provisions of the Arbitrations Act shall govern the arbitration and the decision of the arbitrator shall be final and binding upon the parties and there shall be no appeal therefrom. The arbitrator shall be instructed to render its decision no later than 15 days prior to the commencement of an Extension. All documents and proceedings with respect to the arbitration are to be kept confidential by each of the parties;

Multi-Tenant, Industrial - April, 2009

(d)	the Maintenance Fee which shall apply at the time that an Extension takes effect shall be the then current Maintenance Fee charged by the Landlord for premises in the Building which shall be adjusted from time to time in accordance with the applicable provisions of this lease;

(e)	the Landlord may require the Tenant to execute and deliver to the Landlord prior to the commencement of an Extension, the Landlord’s then standard form of extension agreement, together with a further Security Deposit sufficient to increase the Security Deposit, if any, held by the Landlord to an amount equal to the Rent (plus applicable Sales Taxes) payable during the last month of the Extension.

11.3       The exercise of the within right of Extension is solely within the control of the Tenant and nothing contained in this Lease, including, without limitation, this Schedule, obligates or requires the Landlord to remind the Tenant to exercise the within right of Extension or any part thereof.

12.	TENANT’S PARKING SPACES

The Tenant shall be entitled to designate (by the erection of signs by the Tenant) twelve (12) parking spaces on the Common Areas (in a place to be mutually agreed upon in writing by the parties hereto) as being reserved for it’s the exclusive use of the Tenant and its Invitees, it being understood that under no circumstances will the Landlord have any obligation to enforce the Tenant’s rights to such spaces.

13.	COURTESY OF OCCUPANCY

The Tenant shall be entitled to occupy the Premises during the period from completion of the Landlord’s Work provided for in Section 7 of this Schedule “D” until the Commencement Date. During such period, the Tenant shall not be required to pay the amounts which would otherwise have been payable by the Tenant in respect of Net Rent, Maintenance Fees and Realty Taxes. However, during such period, the Tenant shall comply with all of the other terms of this Lease which shall apply, mutatis mutandis, to the Tenant’s occupation of the Premises.

Multi-Tenant, Industrial - April, 2009

SCHEDULE “E”

Office – Ground Floor

WAREHOUSE
SEE DRAWING A-3 FOR OFFICE LAYOUT
SEE NOTE # 1
UNIT # DC-6 CCT. # 6C-2 (100 WATTS)
UNIT # DC-7 CCT. # 6C-2 (100 WATTS)
(100 WATTS)
MEN'S (WAREHOUSE) WASHROOM
FAX/PRINTER COPIER ROOM
DEMONSTRATION ROOM
CONFERENCE ROOM
VESTIBULE
HEALTH RM.
WOMEN'S W.R.
MEN'S W.R.
CHANGE BOOTH
PURCHASING
STAIR NO.1
LUNCH ROOM/ MEETING RM.
RECEP. SECT.
VESTIB.
CENTRAL REGION MANAGER
S.L.V.
P.G.

Multi-Tenant, Industrial - April, 2009

SCHEDULE “E-1”

Office – Mezzanine Floor

WAREHOUSE
100Ø RWL c/w CLEANOUT AT BASE (TYPICAL)
COMPUTER ROOM
BOARD ROOM
PRESIDENT'S SECY.
PRESIDENT'S OFFICE
MARKETING MANAGER
FINANCE
FINANCE
HUMAN RESOURCES
H.R. SECRETARY
MEN'S W.R.
WOMEN'S W.R.
STORAGE/ COPIER/FAX ROOM
OFFICE (BAKERY)
OFFICE (BAKERY)
OFFICE (BAKERY)
INDUSTRIAL MANAGER
FLAT ROOF
FLAT ROOF
west
east
Board Room
1
2

SCHEDULE 'E1'

P.G.

Multi-Tenant, Industrial - April, 2009